Canabo Announces Normal Course Issuer Bid

Vancouver, British Columbia--(Newsfile Corp. - November 28, 2017) - Canabo Medical Inc. (TSXV: CMM) ("Canabo" or the "Company") announces that the TSX Venture Exchange ("TSX-V") has accepted for filing Canabo's Notice for its normal course issuer bid (the "Bid") to be transacted through the facilities of the TSX-V.

Pursuant to the Bid, Canabo may purchase up to 2,720,000 common shares, which represents approximately 10% of the total current public float (being the total issued shares, less shares held by insiders, and their associates and affiliates). Purchases will be made at the discretion of Canabo at prevailing market prices, for a 12 month period. Canabo intends to hold all shares acquired under the Bid for cancellation. The funding for any purchase pursuant to the Bid will be financed out of the unallocated working capital of the Company.

The Board of Directors believes the underlying value of the Company may not be reflected in the current market price of the Company's common shares. With a cash flow positive outlook and the fact that the market may be undervaluing Canabo, the Board has determined that the Bid is in the best interests of the Company and its shareholders.

John Philpott, Canabo's Chief Executive Officer commented, Canabo's Board of Directors believes that the value of the Company's assets is currently not appropriately reflected in Canabo's current share price and therefore believes that positioning Canabo to repurchase and cancel its common shares is a prudent use of Canabo's cash that is accretive to Canabo shareholders in the context of the current market."

A copy of the Notice filed with the TSX-V may be obtained by any shareholder without charge by contacting the Secretary of the Company.

About the Company

Canabo wholly owns and operates Cannabinoid Medical Clinics, or CMClinics, Canada's largest physician led referral-only clinics for medical cannabis. Established in 2014, Canabo now has 19 clinics across Canada, with additional locations planned to open in 2017. Canabo operates referral-only medical clinics dedicated to evaluating the suitability of prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Canabo are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect Canabo Medical Inc.'s current expectations regarding future events. These forward-looking statements involve known and unknown risks and uncertainties that could cause Canabo's actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, the Company's ability to access capital, the successful and timely completion of opening clinics, regulatory changes, competition, approvals and other business and industry risks.

The forward-looking statements in this press release are also based on a number of assumptions which may prove to be incorrect. Forward-looking statements contained in this press release represent views only as of the date of this release and are presented for the purpose of assisting potential investors in understanding Canabo's business and may not be appropriate for other purposes. Canabo does not undertake to update forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation. Investors are cautioned not to rely on these forward-looking statements and are encouraged to consult with a professional investment advisor.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information, please contact:

Mr. Garry Stewart
Telephone: +1-902-334-2257
Email: media@cmclinic.ca
www.canabocorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.